Management’s Discussion and Analysis
For the three and nine months ended September 30, 2025
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 and the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2025 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of November 5, 2025. This discussion covers the three and nine months ended September 30, 2025 (“Q3 2025” or the “Quarter” for the three months ended September 30, 2025) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking information and forward-looking statements (collectively, “Forward-looking Information”). Readers are cautioned as to the risks and uncertainties related to the Forward-looking Information, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All Forward-looking Information is qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s Annual Information Form dated March 18, 2025 for the year ended December 31, 2024 and its Management Information Circular dated March 28, 2025 for the year ended December 31, 2024, both of which are filed on SEDAR+ and EDGAR and in the section “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Réal (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), meter (“m”); Mexican Peso (“MXP”); resin-in-leach (“RIL”); reverse circulation (“RC”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounces (“oz”), total recordable injury frequency rate (“TRIFR”).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

BUSINESS OVERVIEW
Operations Description
Equinox Gold is an Americas-focused mining company delivering on its strategy of creating a premier Americas gold producer. In its first eight years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Greenstone Mine (“Greenstone”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”), and the Aurizona Mine (“Aurizona”), RDM Mine (“RDM”), and Bahia Complex (“Bahia Complex”, comprising the Santa Luz and Fazenda Mines) in Brazil.
The Company owns a 100% interest in the Valentine Gold Mine (“Valentine”) located in Canada, which delivered its first gold pour on September 14, 2025 and is currently ramping up toward design capacity.
The Company’s Castle Mountain Mine (”Castle Mountain”) in the United States, was transitioned to development status in September 2024 to focus on advancing permitting for the planned expansion. While residual leaching is expected to generate gold production through 2026, the suspension of active operations allows the Company to prioritize development activities that are expected to significantly enhance long-term value.
At the Los Filos Mine Complex (“Los Filos”) in Mexico, operations were suspended in April 2025. The asset has since been reclassified as a development project while the Company evaluates long-term potential, including ongoing exploration and engagement related to a two-community development plan.
Equinox Gold was founded with the strategic vision of building a diversified, Americas-focused gold company focused on high-quality and high-margin production. The Company’s goal is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox Gold is focused on continuing to optimize its portfolio, prioritizing long-life, low-cost assets and organic growth opportunities to maximize shareholder value. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.
In support of this growth strategy, on June 17, 2025, Equinox Gold completed the business combination with Calibre Mining Corp. (“Calibre”) whereby Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre pursuant to a plan of arrangement (the “Transaction” or “Calibre Acquisition”). The Transaction expanded Equinox Gold’s portfolio with the operating mines in Nicaragua and Valentine in Canada. Following the Calibre Acquisition, Equinox Gold has transitioned to a predominantly North American producer with a lower-cost production base and a stronger balance sheet, and a clear path to one million ounce annual production by 2026.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025

Operational
•Produced 236,382 ounces of gold, including 2,557 ounces from Castle Mountain and 609 ounces from Valentine
•Sold 239,311 ounces of gold at an average realized gold price of $3,397 per oz
•Total cash costs of $1,434 per oz and AISC of $1,833 per oz(1)
•Five lost-time injuries and a total recordable injury frequency rate(2) of 1.83 for the Quarter
•No significant environmental incidents during the Quarter
Earnings
•Income from mine operations of $280.1 million
•Net income of $85.6 million or $0.11 per share (basic)
•Adjusted net income of $147.4 million or $0.19 per share(1)
•AISC contribution margin(1) of $1,565 per oz, driven by higher realized gold prices and cost discipline, underpinning strong adjusted EBITDA(1) and mine-site free cash flow(1)

(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income and adjusted EPS, mine-site free cash flow and AISC contribution margin are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025 (CONTINUED)
Financial
•Cash flow from operations before changes in non-cash working capital of $322.1 million ($240.8 million after changes in non-cash working capital)
•Mine-site free cash flow before changes in non-cash working capital of $304.3 million ($223.0 million after changes in non-cash working capital)(1)
•Adjusted EBITDA of $420.0 million(1)
•Sustaining expenditures of $95.4 million(1) and non-sustaining expenditures of $165.2 million
•Cash and equivalents (unrestricted) of $348.5 million at September 30, 2025
•Net debt(1) of $1,278.2 million at September 30, 2025
◦With the balance sheet strengthening, Greenstone’s improving operations and Valentine’s near completion, the Company intends to prioritize further debt reduction and target growth capital at high-return projects such as Castle Mountain’s expansion
Corporate
•On August 7, 2025, the Company entered into a share purchase agreement with Minera Alamos to sell its 100% interest in the Nevada Assets (the “Nevada Assets Sale”). The Nevada Assets Sale closed on October 1, 2025. The Nevada Assets include Pan, a producing gold mine, and the Gold Rock and Illipah gold development projects which were acquired by the Company as part of the Calibre Acquisition. The Nevada Assets Sale is described in more detail in the Corporate section of this document.
•In August 2025, convertible notes issued in March 2020 (“2020 Convertible Notes”), with a carrying value of $139.3 million, were fully converted into 21.4 million common shares of the Company.
•On July 31, 2025, the Company amended its revolving credit facility (“Revolving Facility”) to increase the Revolving Facility from $700.0 million to $850.0 million and extended its maturity date from July 28, 2026 to July 31, 2029. The $500 million term loan (“Term Loan”) maturity date was also extended from May 13, 2027 to July 31, 2029. The amendment increased the limit under the accordion feature from $100.0 million to $150.0 million prior to the full repayment and cancellation of the Term Loan, and to $350.0 million thereafter. The amendment of the Revolving Facility and Term Loan is described in more detail in the Corporate section of this document.
•On July 21, 2025, Darren Hall was appointed as Chief Executive Officer and Director, succeeding Greg Smith.
Construction, Development and Exploration
•Valentine reached a key milestone with first gold poured on September 14, 2025
•Advanced Valentine construction and commissioning:
◦Substantially completed construction, commissioning and operational readiness activities required for first gold at Valentine, ahead of the updated schedule
◦Operations commenced during the Quarter, with 136 kt of ore processed, at an average grade of 0.77 g/t and recovery of 85.7%, resulting in 609 oz of gold produced, but not shipped. The ore processed during the period consisted of low-grade commissioning material.
◦Other activities in support of operations continued, with TSF phase 3 construction continuing to progress and continued RC drilling in the Marathon, Leprechaun and Berry pits
•Conducted exploration activities across the portfolio focused on resource expansion and new targets

(1)Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted EBITDA, sustaining expenditures and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

Operational and Financial
•Produced 634,427 ounces(1) of gold, including full period contributions of 226,278 ounces of gold from Pan and the Nicaragua Operations for the full nine months ended September 30, 2025, and excluding 7,754 ounces from Castle Mountain, 33,013 ounces from Los Filos and 609 ounces from Valentine
•Produced 532,609 ounces of gold, including 7,754 ounces from Castle Mountain, 33,013 ounces from Los Filos and 609 ounces from Valentine
•Sold 536,169 ounces of gold at an average realized gold price of $3,196 per oz
•Total cash costs of $1,539 per oz(2) and AISC of $1,932 per oz(2)
◦Total cash costs of $1,494 per oz and AISC of $1,904 per oz, excluding the results from Los Filos which were excluded from Updated 2025 Guidance
•Cash flow from operations before changes in non-cash working capital of $521.4 million ($428.2 million after changes in non-cash working capital)
•Mine-site free cash flow before changes in non-cash working capital of $516.4 million ($423.2 million after changes in non-cash working capital)(2)
Corporate
•On June 17, 2025, the Company completed the Calibre Acquisition, whereby the Company acquired 100% of the issued and outstanding common shares of Calibre at an exchange ratio of 0.35 Equinox Gold common share for each Calibre common share (the “Exchange Ratio”). The principal properties acquired by the Company in the Calibre Acquisition were Valentine in Canada, Libertad and Limon in Nicaragua, and Pan in the United States. See the Corporate section of this MD&A for further detail.
•On April 1, 2025, the Company suspended operations at Los Filos. See the Development Projects section of this MD&A for further detail.

(1) Full period contributions include gold production from Pan and Nicaragua Operations for the entire nine months ended September 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025.

(2) Cash costs per oz sold, AISC per oz sold and mine-site free cash flow are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025(5)	June 30, 2025	September 30, 2024	September 30, 2025(5)	September 30, 2024
Gold produced from operating assets included in Updated 2025 Guidance	oz	233,216	219,122	—	634,427	—
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	(71,743)	—	(143,282)	—
Add: Gold produced from assets not included in Updated 2025 Guidance	oz	3,166	3,470	—	41,376	—
Gold produced(4)	oz	236,382	150,849	173,983	532,609	407,929
Gold sold(4)	oz	239,311	148,938	173,973	536,169	405,901
Average realized gold price	$/oz	3,397	3,207	2,461	3,196	2,310
Cash costs per oz sold(1)(2)	$/oz	1,434	1,478	1,720	1,539	1,678
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,434	1,478	1,567	1,494	1,567
AISC per oz sold(1)(2)	$/oz	1,833	1,959	1,994	1,932	1,994
AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,833	1,959	1,894	1,904	1,872
Financial data
Revenue	M$	819.0	478.6	428.4	1,721.4	939.1
Income from mine operations	M$	280.1	159.8	101.4	473.6	133.9
Net income	M$	85.6	23.8	0.3	33.9	311.0
Earnings per share (basic)	$/share	0.11	0.05	—	0.06	0.81
Adjusted EBITDA(1)	M$	420.0	199.1	145.0	760.5	255.6
Adjusted net income (loss)(1)	M$	147.4	55.2	40.5	169.6	27.5
Adjusted EPS(1)	$/share	0.19	0.11	0.09	0.29	0.07
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	348.5	406.7	167.8	348.5	167.8
Net debt(1)	M$	1,278.2	1,373.7	1,314.7	1,278.2	1,314.7
Operating cash flow before changes in non-cash working capital	M$	322.1	126.0	130.1	521.4	217.5
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income (loss), adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold excludes Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects) and Los Filos results after operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated cash cost per oz sold and AISC per oz sold includes Greenstone from November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which were excluded from the Updated 2025 Guidance.
(4)Gold produced for the three months ended September 30, 2025 includes 0, 2,557 and 609 ounces produced at Los Filos, Castle Mountain and Valentine, respectively; gold sold for the three months ended September 30, 2025 includes 1,973 and 2,554 ounces sold at Los Filos and Castle Mountain, respectively. Gold produced for the nine months ended September 30, 2025 includes 33,013, 7,754 and 609 ounces produced at Los Filos, Castle Mountain and Valentine, respectively; gold sold for the nine months ended September 30, 2025 includes 36,837 and 7,757 ounces sold at Los Filos and Castle Mountain, respectively.
(5)Operating and financial data for the nine months ended September 30, 2025 includes results from Pan and Nicaragua Operations from the date of completion of the Calibre Acquisition of June 17, 2025.
(6)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Operating Data
Gold ounces sold in Q3 2025 were 38% higher compared to Q3 2024, primarily due to the inclusion of a full quarter of production in 2025 from Nicaragua Operations. The reduction of gold sold at Los Filos was largely offset by increases in production at Mesquite and Greenstone and the inclusion of a full quarter from Pan.
Gold ounces sold for the nine months ended September 30, 2025 were 32% higher compared to the same period in 2024 primarily due to nine months of production at Greenstone in 2025 and inclusion of a full quarter of production from Nicaragua Operations and Pan, offset partially by a reduction in gold sold at Los Filos.
Financial Data
Revenue was 91% higher in Q3 2025 compared to Q3 2024 due to a 38% increase in the realized gold price per ounce sold and a 38% increase in gold ounces sold. The Company realized $3,397 per ounce sold in Q3 2025, generating $819.0 million in revenue, compared to $2,461 per ounce sold in Q3 2024, generating $428.4 million in revenue.
Revenue was 83% higher for the nine months ended September 30, 2025 due to a 38% increase in the realized gold price per ounce sold and a 32% increase in gold ounces sold. The Company realized $3,196 per ounce sold for the nine months ended September 30, 2025, generating $1,721.4 million in revenue, compared to $2,310 per ounce sold for the nine months ended September 30, 2024, generating $939.1 million in revenue.
Cash costs per oz sold and AISC per oz sold were 17% and 8% lower, respectively, for the three months ended September 30, 2025 compared to the same period in 2024. The improvement in cash costs per oz sold is due to the inclusion of Greenstone’s operations which are lower cost than Equinox Gold’s other operations, the change in status of Los Filos in Q2 2025, the contribution of lower cost ounces from Nicaragua Operations following the Calibre Acquisition, and a 40% reduction in cash costs per oz at Aurizona following a continuous full quarter of production in Q3 2025. AISC per oz sold was slightly lower in Q3 2025 compared to the same period in 2024 due to lower cash costs per oz sold, offset partially by increased sustaining capital spend at Greenstone in Q3 2025.
Cash costs per oz sold and AISC per oz sold were 8% and 3% lower for the nine months ended September 30, 2025 compared to the same period in 2024. The decrease in cash costs per oz sold and AISC per oz sold are impacted by the same factors as the three months ended September 30, 2025.
Cash costs per oz sold and AISC per oz sold for the nine months ended September 30, 2025 exclude the cash portion of the write-down of heap leach inventories at Los Filos to net realizable value (“NRV”) of $36.8 million recognized in Q1 and Q2 2025. The write-downs were the result of using a long-term gold price to reflect the reclassification of the carrying value of heap leach inventories from current inventories to other long-term assets due to the indefinite suspension of operations on April 1, 2025.
Income from mine operations for the three and nine months ended September 30, 2025 was $280.1 million (Q3 2024 - $101.4 million) and $473.6 million (nine months ended September 30, 2024 - $133.9 million), respectively. Income from mine operations for the three and nine months ended September 30, 2025 includes income from Greenstone, which was not yet in commercial production during the nine months ended September 30, 2024, of $76.6 million and $154.6 million, respectively and also includes a full quarter of contributions from the Nicaragua Operations and Pan following the Calibre Acquisition. Income from mine operations was also higher in the three and nine months ended September 30, 2025 compared to the same periods in 2024 due to the 38% increase in the average realized gold price per ounce sold. Included in income from mine operations is a write-down to NRV of heap leach inventories at Los Filos of $40.2 million for the nine months ended September 30, 2025.
Net income for Q3 2025 was $85.6 million (Q3 2024 - $0.3 million) and for the nine months ended September 30, 2025 was $33.9 million (nine months ended September 30, 2024 - $311.0 million).
The higher net income in Q3 2025 compared to Q3 2024 is primarily due to higher income from mine operations, partially offset by an increase in finance expense due to the cessation of capitalizing interest at Greenstone following commercial production in November 2024, care and maintenance expense at Los Filos, the change in the fair value of the conversion option on the Calibre convertible notes, which were issued in March 2025 and became exercisable for Equinox Gold common shares following the Calibre Acquisition (“2025 Convertible Notes”) and an increase in general and administration expense primarily due to costs associated with the Calibre Acquisition, including an increase in corporate office personnel, and higher share-based compensation as a result of higher share price.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
The lower net income for the nine months ended September 30, 2025 compared to the same period in 2024, is primarily due to a decrease in other income, driven by the gain of $579.8 million retrospectively recognized in Q2 2024 on the remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $31.9 million reclassified to net income. The gain on remeasurement was partially offset by a related deferred tax expense of $181.9 million on remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. Net income was also impacted by an increase in finance expense and care and maintenance expense at Los Filos, partially offset by higher income from mine operations and favourable changes in the fair value of foreign exchange contracts.
In Q3 2025, adjusted EBITDA was $420.0 million (Q3 2024 - $145.0 million) and for the nine months ended September 30, 2025 was $760.5 million (nine months ended September 30, 2024 - $255.6 million). In Q3 2025, adjusted net income was $147.4 million (Q3 2024 - adjusted net income $40.5 million) and for the nine months ended September 30, 2025 was $169.6 million (nine months ended September 30, 2024 - adjusted net income of $27.5 million).
The increase in adjusted EBITDA in Q3 2025 compared to Q3 2024, and for the nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to the impact of Greenstone’s operations in 2025, a full quarter of contributions from Nicaragua Operations and Pan following the Calibre Acquisition and the increase in the average realized gold price.
The increase in adjusted net income in Q3 2025 compared to Q3 2024, and for the nine months ended September 30, 2025 compared to the same period in 2024, was primarily due to higher income from mine operations, partially offset by higher finance expense and care and maintenance expense at Los Filos.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

2025 GUIDANCE AND OUTLOOK
On June 11, 2025, the Company updated its 2025 production and cost guidance to reflect the Calibre Acquisition and the slower-than-planned ramp-up of Greenstone (“Updated 2025 Guidance”).

	Production (oz)(5)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Growth Capital (M$)(3)	Growth Exploration Expenditures (M$)(3)
Greenstone	220,000 - 260,000	$1,275 - $1,375	$1,700 - $1,800	$80 - $85	$2 - $3
Brazil	250,000 - 270,000	$1,725 - $1,825	$2,275 - $2,375	$35 - $40	$21 - $24
Mesquite	85,000 - 95,000	$1,200 - $1,300	$1,800 - $1,900	$10 - $15	$2 - $3
Nicaragua	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500	$60 - $70	$25 - $30
Pan	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700	$5 - $10	$5 - $10
Newfoundland	N/A	N/A	N/A	N/A	$15 - $20
Total(4)(5)	785,000 - 915,000	$1,400 - $1,500	$1,800 - $1,900	$190 - $220	$70 - $90
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2025 cash costs and AISC per oz include the following: BRL 5.25 to USD 1 and CAD 1.34 to USD 1 to USD 1.
(3)Growth capital excludes non-sustaining capital exploration. Growth exploration expenditures include non-sustaining exploration capital and expense.
(4)Numbers may not sum due to rounding.
(5)Includes production and costs from Pan and Nicaragua Operations commencing January 1, 2025. Excludes production and costs from Valentine, Los Filos and Castle Mountain.
Further details related to Updated 2025 Guidance are included in the Company’s news release dated June 11, 2025, which is available on the Company’s website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
On February 1, 2025, an executive order was signed by the President of the United States that introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian government announced retaliatory tariffs on imports from the United States. While some tariffs have been postponed, there continues to be uncertainty. The Company believes its revenue structure will be largely unaffected by the tariffs. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. However, the majority of the Company’s cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. While there is uncertainty as to whether the tariffs or retaliatory tariffs will continue to be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chains, the Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The costs guidance set out above does not factor any potential impact from such tariffs.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 million tonne per year carbon-in-pulp process plant located in Ontario, Canada. The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion Mine Finance Management LP (“Orion”) holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to fully consolidate ownership of Greenstone into Equinox Gold. The mine poured first gold on May 22, 2024 and declared commercial production on November 6, 2024.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Ore mined	kt	3,797	3,039	2,038	9,164	3,963
Waste mined	kt	12,957	12,050	6,579	34,991	17,228
Open pit strip ratio	w:o	3.41	3.96	3.23	3.82	4.35
Tonnes processed	kt	1,909	2,014	1,319	5,582	2,044
Average gold grade processed	g/t	1.05	0.92	1.15	1.00	1.20
Recovery	%	85.8	85.1	78.6	84.0	82.1
Gold produced	oz	56,029	51,274	42,448	151,752	58,695
Gold sold	oz	55,603	51,478	43,747	151,888	54,105
Financial data
Revenue(2)	M$	195.5	166.1	106.1	491.1	130.0
Cash costs(1)	M$	80.6	76.3	40.7	227.3	48.4
Sustaining capital(1)	M$	28.7	22.5	—	62.7	—
Reclamation expenses	M$	0.5	0.4	0.4	1.2	0.5
Total AISC(1)	M$	109.8	99.2	41.1	291.2	48.9
AISC contribution margin(1)	M$	85.7	66.9	65.0	199.9	81.1
Non-sustaining expenditures	M$	29.0	13.5	65.0	71.8	191.8
Unit analysis
Realized gold price per oz sold	$/oz	3,516	3,227	2,425	3,233	2,403
Cash costs per oz sold(1)	$/oz	1,450	1,482	930	1,496	895
AISC per oz sold(1)	$/oz	1,975	1,927	938	1,917	904
Mining cost per tonne mined	$/t	3.31	3.36	3.09	3.27	1.56
Processing cost per tonne processed	$/t	15.80	15.11	12.03	15.36	9.13
G&A cost per tonne processed	$/t	9.51	8.21	8.80	8.74	7.41
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2025 Analysis
Production
Greenstone gold production was 9% higher for the three months ended September 30, 2025 compared to the three months ended June 30, 2025, primarily due to higher grade processed. Total material mined was 11% higher, with monthly mined volumes averaging close to 5.6 million tonnes. Due to a combination of mining optimizations and mine sequencing, ore mined volumes increased 25% and grade mined increased 17%, driving a 46% increase in contained gold mined in Q3 2025 compared to Q2 2025. Grade processed was 14% higher due to improved mined grades and recoveries were 1% higher as the result of improvements in process efficiency.
Mining unit costs in the three months ended September 30, 2025 were consistent with the three months ended June 30, 2025 as costs increased in proportion with the increase in tonnes moved.
Processing unit costs for the three months ended September 30, 2025 were 5% higher compared to the three months ended June 30, 2025 due to the impact of the plant being shutdown for eight days in Q3 2025 mainly due to the HPGR (high pressure grinding roll) changeout running 7.5 days in total (compared to three days general shutdown in Q2 2025), which resulted in a 5% decrease in ore tonnes processed.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Cash costs per oz sold were 2% lower for the three months ended September 30, 2025 compared to the three months ended June 30, 2025 due primarily to an increase in gold ounces sold.
AISC per oz sold was 2% higher for the three months ended September 30, 2025 compared to the three months ended June 30, 2025 due to an increase in sustaining expenditures.
Sustaining capital expenditures for the three and nine months ended September 30, 2025 were $28.7 million and $62.7 million, respectively, primarily related to TSF spend, machinery and equipment, and infrastructure.
Non-sustaining expenditures for the three and nine months ended September 30, 2025 were $29.0 million and $71.8 million, respectively, primarily related to fleet leasing costs, costs associated with relocating the provincial power utility electrical substation and the Ontario Provincial Police station, and machinery and equipment.

Exploration and Development
Planned exploration at Greenstone in 2025 includes a 14,000 m core drilling program targeting certain areas of the deposit to improve the Company’s understanding of geology, structural controls on gold mineralization and gold grade distribution. The Company drilled 5,791 m during Q3 2025, bringing the year-to-date total to 8,415 m. Exploration expenditures at Greenstone for the three and nine months ended September 30, 2025 were $0.9 million and $1.8 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Nicaragua Operations
Equinox Gold acquired El Limon and La Libertad on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 million tonnes per annum of installed processing capacity.
Operating and financial results

		Three months ended	Period from		Nine months ended
Operating data - Nicaragua Operations	Unit	September 30, 2025(2)	June 17 to June 30, 2025(1)	June 17 to September 30, 2025	September 30, 2025(2)
Ore mined - open pit	kt	740	103	843	1,618
Waste mined - open pit	kt	10,375	1,388	11,763	29,798
Open pit strip ratio	w:o	14.02	13.44	13.95	18.41
Average open pit gold grade	g/t	3.51	4.79	3.66	3.84
Ore mined - underground	kt	114	23	137	365
Average underground gold grade	g/t	2.93	2.41	2.84	3.30
Ore mined - total	kt	854	127	981	1,984
Tonnes processed	kt	598	80	678	1,769
Average gold grade processed	g/t	4.05	3.77	4.02	4.15
Recovery	%	91.1	90.6	91.0	90.9
Gold produced	oz	71,119	—	71,119	200,140
Gold sold	oz	71,435	—	71,435	200,456
Operating data - El Limon Mill
Tonnes processed	kt	124	20	144	375
Average gold grade processed	g/t	5.61	4.84	5.51	5.16
Recovery	%	90.5	90.8	90.5	90.1
Gold produced	oz	22,838	—	22,838	54,156
Gold sold	oz	22,944	—	22,944	54,262
Operating data - La Libertad Mill
Tonnes processed	kt	474	60	535	1,394
Average gold grade processed	g/t	3.64	3.27	3.59	3.87
Recovery	%	91.3	89.2	91.1	91.1
Gold produced	oz	48,281	—	48,281	145,985
Gold sold	oz	48,491	—	48,491	146,194
Financial data - Nicaragua Operations
Revenue(4)	M$	239.9	—	239.9	N/A
Cash costs(3)	M$	94.2	—	94.2	N/A
Sustaining capital(3)	M$	12.5	1.2	13.7	N/A
Sustaining lease payments	M$	0.2	—	0.2	N/A
Reclamation expenses	M$	0.7	0.1	0.8	N/A
Total AISC(3)	M$	107.7	1.3	109.0	N/A
AISC contribution margin(3)	M$	132.2	(1.3)	130.9	N/A
Non-sustaining expenditures	M$	24.0	6.1	30.1	N/A
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented.
(2)The operating data presented in these columns includes operating results for Limon and Libertad for the entire three and nine months ended September 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Limon and Libertad prior to the Calibre Acquisition, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, sustaining capital, AISC and AISC contribution margin, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Operating and financial results (continued)

		Three months ended	Period from		Nine months ended
Unit analysis - Nicaragua Operations	Unit	September 30, 2025(2)	June 17 to June 30, 2025(1)	June 17 to September 30, 2025	September 30, 2025(2)
Realized gold price per oz sold	$/oz	3,358	—	3,358	N/A
Cash costs per oz sold(1)	$/oz	1,319	—	1,319	N/A
AISC per oz sold(1)	$/oz	1,507	—	1,525	N/A

(1)Cash costs, sustaining capital, AISC and AISC contribution margin, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2025 Analysis
Production
Gold production from Nicaragua Operations for the Quarter was 71,119 ounces, the highest quarterly gold production since the acquisition of the Nicaragua Operations by Calibre, and revenue for the Quarter was $239.9 million, generated from 71,435 oz of gold sold at an average realized price of $3,358 per oz. Cash costs per oz sold and AISC per oz sold were $1,319 and $1,507, respectively.
Exploration and Development
During the Quarter, the Company drilled 37,506 m of diamond drilling (a total of 107,720 m for the nine month period ending September 30, 2025 including the period before the Calibre Acquisition). El Limon Mine continues to yield high-grade drilling results demonstrating the extension of gold mineralization in three areas of the property: adjacent to the operating Panteon underground mine, along the multi-kilometre VTEM Gold Corridor and along trend of the past-producing Talavera mine. The Company currently has an active multi-rig drill program underway. Exploration expenditures at Nicaragua Operations for the three and nine months ended September 30, 2025 were $7.6 million and $9.0 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Consolidated Brazil Segment
The Brazil operating segment includes the Aurizona Mine, the Bahia Complex, and the RDM Mine.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gold produced	oz	67,629	63,701	62,582	185,160	168,400
Gold sold	oz	69,119	60,485	60,061	185,056	168,038
Financial data
Revenue(2)	M$	234.2	192.5	148.6	584.2	384.9
Cash costs(1)	M$	107.0	96.7	96.0	299.7	279.2
Sustaining capital(1)	M$	29.3	26.5	22.4	77.0	60.7
Sustaining lease payments	M$	3.2	2.7	1.4	7.6	4.0
Reclamation expenses	M$	2.5	1.8	1.2	5.6	3.4
Total AISC(1)	M$	142.0	127.8	121.0	389.9	347.3
AISC contribution margin(1)	M$	92.2	64.7	27.6	194.3	37.6
Non-sustaining expenditures	M$	4.8	4.8	5.2	18.8	20.8
Unit analysis
Realized gold price per oz sold	$/oz	3,388	3,182	2,474	3,157	2,290
Cash costs per oz sold(1)	$/oz	1,548	1,598	1,599	1,619	1,661
AISC per oz sold(1)	$/oz	2,054	2,112	2,015	2,107	2,067
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Q3 2025 Analysis
Production
Production from Brazil operations was 8% and 10% higher in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, due to more consistent operations in 2025. In 2024, Aurizona’s operations were temporarily suspended for eight weeks from Q2 to early Q3, whereas Aurizona has operated continuously in 2025. In addition, permitting delays in 2024 at RDM limited access to better grade ore and Santa Luz had lower recoveries during 2024.
Cash costs per oz sold and AISC per oz sold for the three and nine months ended September 30, 2025 were relatively consistent with the same periods in 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Aurizona Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil that commenced production in Q3 2019. Ore from a number of open pits is processed in an 8,000 tpd CIL plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Ore mined	kt	818	589	798	1,787	1,009
Waste mined	kt	7,807	3,599	7,568	14,769	13,588
Open pit strip ratio	w:o	9.54	6.11	9.48	8.27	13.46
Tonnes processed	kt	803	674	690	2,072	1,624
Average gold grade processed	g/t	0.84	0.96	0.97	0.89	1.00
Recovery	%	88.1	89.3	90.8	88.8	90.4
Gold produced	oz	18,936	18,949	17,181	53,441	47,347
Gold sold	oz	19,364	17,799	16,334	53,348	48,375
Financial data
Revenue(2)	M$	63.5	53.9	40.7	162.5	109.0
Cash costs(1)	M$	32.2	26.8	24.6	85.9	76.8
Sustaining capital(1)	M$	12.9	5.2	9.6	27.2	28.8
Sustaining lease payments	M$	1.3	1.2	0.4	3.0	1.3
Reclamation expenses	M$	0.8	0.8	0.4	2.3	1.2
Total AISC(1)	M$	47.2	34.0	35.0	118.4	108.1
AISC contribution margin(1)	M$	16.3	20.0	5.6	44.1	0.9
Non-sustaining expenditures	M$	1.3	1.7	0.9	4.9	3.7
Unit analysis
Realized gold price per oz sold	$/oz	3,281	3,027	2,489	3,046	2,254
Cash costs per oz sold(1)	$/oz	1,664	1,503	1,503	1,611	1,588
AISC per oz sold(1)	$/oz	2,441	1,905	2,145	2,219	2,235
Mining cost per tonne mined	$/t	2.39	2.90	2.48	2.89	2.96
Processing cost per tonne processed	$/t	12.39	12.95	12.30	13.04	14.58
G&A cost per tonne processed	$/t	6.58	5.68	5.59	6.44	7.30
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2025 Analysis
Production
Production was 10% higher for the three months ended September 30, 2025 compared to the same period in 2024 due to higher volume of ore processed in 2025, as July 2024 was a partial month with the plant ramping up after being idle for eight weeks in Q2 2024 as a result of the geotechnical event in March 2024. Production was 13% higher for the nine months ended September 30, 2025 compared to the same period in 2024 due to the eight-week shutdown in 2024 which was partially offset by the impact of processing lower grade ore stockpiles during 2025.
Mining unit costs were 4% and 2% lower in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. This unit cost decrease was primarily due to a higher volume of tonnes moved in 2025 as operations in the Piaba pit resumed and the Tatajuba pit reached full operation. The weakening of the BRL against the USD for the nine months ended September 30, 2025 compared to the same period in 2024 partially offset an increase in local currency contract mining costs.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Processing unit costs were 11% lower for the nine months ended September 30, 2025, mainly due to the impact in H1 2024 of the plant being idle for eight weeks.
General and administrative unit costs were 18% higher for the three months September 30, 2025, compared to the same period in 2024, mainly due to a higher proportion of shared regional costs charged to Aurizona in 2025 with higher production levels in Q3 2025. General and administrative unit costs were 12% lower for the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to higher volumes of ore processed, as 2024 had an eight-week shutdown.
Cash costs per oz sold was 11% higher and AISC per oz sold was 14% higher for the three months ended September 30, 2025, compared to the same period in 2024, mainly due to higher volumes processed in Q3 2025.
Cash costs per oz sold and AISC per oz sold for the nine months ended September 30, 2025, were relatively consistent, compared to the same periods in 2024.
Sustaining capital expenditures for the three and nine months ended September 30, 2025 were $12.9 million and $27.2 million, respectively, primarily related to capitalized stripping. The increase in sustaining capital expenditures in the three months ended September 30, 2025 compared to the same period in 2024 was primarily due to more capitalized stripping.
Non-sustaining expenditures for the three and nine months ended September 30, 2025, were $1.3 million and $4.9 million, respectively, primarily related to engineering studies on the portal and decline for underground development and drilling.
Exploration and Development
Exploration core drilling activities at Aurizona in Q3 2025 focused on greenfield and resource definition targets, with 2,250 m completed during the Quarter. High-resolution magnetic drone surveys were also completed across the regional Vila Nova, Monte Alegre, Boa Vista and Touro targets. Exploration expenditures at Aurizona for the three and nine months ended September 30, 2025 were $0.4 million and $1.3 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Bahia Complex, Bahia, Brazil
The Bahia Complex, located in Bahia State, Brazil, comprises the Fazenda and Santa Luz mines. Fazenda has been in operation since 1984 and is primarily an underground operation complemented with production from several small open pits and uses a CIL processing plant. The mine plan provides for an increased contribution of ore from a larger open pit while underground mining continues. Santa Luz is an open pit mine which uses a RIL process to recover gold from carbonaceous ores. The two mines are in close geographic proximity and share management oversight, maximizing synergies and cost efficiencies.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Ore mined - open pit	kt	843	396	502	1,993	1,620
Waste mined - open pit	kt	7,215	6,720	5,111	19,555	13,615
Open pit strip ratio	w:o	8.56	16.97	10.18	9.81	8.41
Average open pit gold grade	g/t	1.20	1.16	1.04	1.23	1.32
Ore mined - underground	kt	167	133	219	472	523
Average underground gold grade	g/t	1.83	1.61	1.55	1.59	1.68
Ore mined - total	kt	1,009	529	722	2,464	2,143
Tonnes processed - CIL	kt	392	366	377	1,103	1,104
Average gold grade processed - CIL	g/t	1.41	1.40	1.37	1.36	1.36
Recovery - CIL	%	90.4	90.7	90.3	90.1	90.4
Tonnes processed - RIL	kt	727	666	653	1,971	1,698
Average gold grade processed - RIL	g/t	1.06	1.09	1.29	1.14	1.28
Recovery - RIL	%	66.7	64.0	58.3	63.4	57.7
Gold produced	oz	31,503	30,778	31,930	89,846	85,973
Gold sold	oz	32,178	29,417	31,730	89,441	85,671
Financial data
Revenue(2)	M$	110.1	95.3	78.5	285.2	198.0
Cash costs(1)	M$	50.7	45.3	55.1	142.3	149.9
Sustaining capital(1)	M$	15.4	19.5	7.9	43.9	24.8
Sustaining lease payments	M$	1.5	1.2	0.7	3.5	1.8
Reclamation expenses	M$	1.1	0.7	0.5	2.2	1.5
Total AISC(1)	M$	68.7	66.7	64.1	191.8	178.0
AISC contribution margin(1)	M$	41.4	28.6	14.4	93.4	20.0
Non-sustaining expenditures	M$	3.5	3.1	3.6	8.2	10.2
Unit analysis
Realized gold price per oz sold	$/oz	3,422	3,239	2,474	3,189	2,312
Cash costs per oz sold(1)	$/oz	1,576	1,540	1,736	1,590	1,750
AISC per oz sold(1)	$/oz	2,136	2,266	2,022	2,145	2,078
Mining cost per tonne mined - open pit	$/t	2.73	2.62	2.74	2.79	2.79
Mining cost per tonne mined - underground	$/t	44.07	43.59	31.79	39.72	36.36
Processing cost per tonne processed	$/t	17.13	17.05	18.96	17.98	20.18
G&A cost per tonne processed	$/t	6.24	4.40	6.25	5.57	5.78
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Q3 2025 Analysis
Production
Production was 5% higher in the nine months ended September 30, 2025, compared to the same periods in 2024, with higher tonnes processed and higher recoveries due to the start of mining in the Antas 3 pit, which has lower levels of carbon material, partially offset by lower feed grades. In Q3 2025, Santa Luz achieved its highest quarterly throughput to date, and achieved the highest recovery rates for the past 24 months.
Open pit mining unit costs for the three and nine months ended September 30, 2025 were consistent compared to the same period in 2024 as the impact of higher waste and ore volumes mined in the Quarter was offset by the impact of the BRL weakening against the USD.
Underground mining unit costs were 39% higher in the three months ended September 30, 2025 compared to the same period in 2024, primarily due to a 24% decrease in ore mined volumes and higher maintenance spend on the fleet. For the nine months ended September 30, 2025, underground mining unit costs were 9% higher compared to the same period in 2024 due to the impact of higher maintenance spend, partially offset by increased productivity as a result of additional equipment brought to Fazenda in Q3 2024 and the impact of the weakening of the BRL against the USD.
Processing unit costs for the three and nine months ended September 30, 2025 were 10% and 11% lower, respectively, compared to the same periods in 2024, primarily due to the weakening of the BRL against the USD, lower consumables spend, and the impact of higher ore tonnes processed.
General and administrative unit costs for the nine months ended September 30, 2025 were 4% lower compared to the same periods in 2024 due to the weakening of the BRL and the impact of higher ore tonnes processed.
Cash costs per oz sold for the three and nine months ended September 30, 2025 were 9% lower compared to the same periods in 2024, reflecting the benefit of the weakening of the BRL against the USD.
AISC per oz sold for the three and nine months ended September 30, 2025 were 6% and 3% higher, respectively, compared to the same periods in 2024, primarily due to higher capital stripping and underground development, higher exploration in the Fazenda underground, partially offset by lower TSF, machinery and equipment spend, and lower cash costs per oz sold.
Sustaining capital expenditures for the three and nine months ended September 30, 2025 were $15.4 million and $43.9 million, respectively, related primarily to capital stripping, with a higher capital stripping ratio during 2025, underground development and Fazenda underground exploration. These increases were partially offset by lower TSF spend in 2025, following a TSF raise during 2024 and lower machinery and equipment spend.
Non-sustaining expenditures for the three and nine months ended September 30, 2025 of $3.5 million and $8.2 million, respectively, relate primarily to exploration drilling and underground development.
Exploration and Development
During the Quarter, the Company drilled 22,661 m of core drilling, the majority of which focused on Mineral Reserve replacement in the immediate underground mine area of the Fazenda Mine, bringing the year-to-date total to 66,343 m. Some regional surface exploration was also completed. Exploration expenditures at the Bahia Complex for the three and nine months ended September 30, 2025 were $4.3 million and $10.2 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
RDM Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Ore mined	kt	1,048	787	738	2,077	1,269
Waste mined	kt	3,530	3,313	4,295	11,016	9,390
Open pit strip ratio	w:o	3.37	4.21	5.82	5.31	7.40
Ore rehandled	kt	—	—	16	0	380
Tonnes processed	kt	706	735	683	2,130	1,892
Average gold grade processed	g/t	0.87	0.70	0.82	0.71	0.71
Recovery	%	86.5	86.4	84.4	86.0	86.1
Gold produced	oz	17,190	13,974	13,472	41,874	35,080
Gold sold	oz	17,576	13,269	11,998	42,266	33,993
Financial data
Revenue(2)	M$	60.5	43.3	29.5	136.5	77.8
Cash costs(1)	M$	24.1	24.1	16.4	71.5	52.4
Sustaining capital(1)	M$	0.9	1.8	4.9	5.9	7.1
Sustaining lease payments	M$	0.4	0.4	0.2	1.2	0.9
Reclamation expenses	M$	0.6	0.4	0.3	1.2	0.7
Total AISC(1)	M$	26.0	26.7	21.8	79.8	61.1
AISC contribution margin(1)	M$	34.6	16.7	7.7	56.8	16.7
Non-sustaining expenditures	M$	—	—	0.7	5.7	6.9
Unit analysis
Realized gold price per oz sold	$/oz	3,443	3,266	2,455	3,229	2,288
Cash costs per oz sold(1)	$/oz	1,371	1,816	1,367	1,691	1,543
AISC per oz sold(1)	$/oz	1,476	2,010	1,817	1,885	1,798
Mining cost per tonne mined	$/t	2.78	2.99	2.44	2.78	2.80
Processing cost per tonne processed	$/t	15.59	12.95	11.96	14.14	11.87
G&A cost per tonne processed	$/t	4.69	2.89	3.53	3.84	3.57
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2025 Analysis
Production
Production was 28% and 19% higher in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, due to higher grades in Q3 2025 and timing of gold pours, an increase in ore volumes processed for the nine months ended September 30, 2025 and permitting delays in 2024 which limited access to better grade ore.
Mining unit costs were 14% higher for the three months ended September 30, 2025, compared to the same period in 2024, mainly due to a lower capital strip ratio in 2025.
Processing unit costs were 30% and 19% higher for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, due to costs associated with the management of dry stack tailings, which commenced in H2 2024.
General and administrative unit costs were 33% and 8% higher for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, due to a higher proportion of shared regional costs charged to RDM due to higher production in Q3 2025.
Cash costs per oz sold were 10% higher for the nine months ended September 30, 2025, compared to the same period in 2024 as the impact of an increase in gold ounces sold was more than offset by the impact of an increase in ore and waste tonnes moved and the cost of tailings haulage to the dry stack tailings facility.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
AISC per oz sold was 19% lower for the three months ended September 30, 2025, compared to the same period in 2024, primarily due to lower capital spend as 2024 included the purchase of tailings movement equipment. AISC per oz sold was 5% higher for the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to higher cash costs per oz sold, offset partially by lower sustaining capital expenditures.
Sustaining capital expenditures for the three and nine months ended September 30, 2025 were $0.9 million and $5.9 million, respectively, primarily related to phase 2 of dry stack TSF construction. The decrease in sustaining capital expenditures in the three and nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to the purchase of tailings movement equipment during the three and nine months ended September 30, 2024, partially offset by higher spend on phase 2 of dry stack TSF construction in 2025.
Non-sustaining expenditures for the three and nine months ended September 30, 2025 were nil and $5.7 million, respectively, primarily related to capitalized stripping.
Exploration and Development
No exploration drilling occurred at RDM during the Quarter. Exploration drilling is expected to commence in Q4 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Mesquite Mine, California, USA
Mesquite is an open pit, run-of-mine heap leach gold mine located in Imperial County, California. Mesquite has been operating since 1986.
Operating and financial results for the three and nine months ended September 30, 2025

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Ore mined and stacked on leach pad	kt	780	3,355	1,535	5,527	6,681
Waste mined	kt	11,663	9,606	12,198	32,267	35,728
Open pit strip ratio	w:o	14.95	2.86	7.95	5.84	5.35
Average gold grade stacked to leach pad	g/t	0.24	0.55	0.33	0.55	0.33
Gold produced	oz	27,642	31,324	15,223	71,237	54,855
Gold sold	oz	27,882	31,183	15,018	71,371	56,391
Financial data
Revenue(2)	M$	90.2	101.1	37.6	226.7	127.6
Cash costs(1)	M$	37.2	39.1	20.3	94.2	69.6
Sustaining capital(1)	M$	14.4	11.3	0.4	26.9	0.4
Reclamation expenses	M$	1.8	2.7	0.6	5.7	2.1
Total AISC(1)	M$	53.4	53.1	21.3	126.8	72.1
AISC contribution margin(1)	M$	36.9	47.9	16.3	100.0	55.5
Non-sustaining expenditures	M$	0.2	0.1	11.2	9.0	18.4
Unit analysis
Realized gold price per oz sold	$/oz	3,236	3,241	2,504	3,177	2,264
Cash costs per oz sold(1)	$/oz	1,333	1,255	1,354	1,320	1,234
AISC per oz sold(1)	$/oz	1,913	1,704	1,421	1,776	1,278
Mining cost per tonne mined	$/t	1.79	1.64	1.49	1.69	1.40
Processing cost per tonne processed	$/t	13.99	3.68	7.16	6.09	5.43
G&A cost per tonne processed	$/t	9.08	1.43	2.96	3.16	2.25
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2025 Analysis
Production
Production was 82% higher in the three months ended September 30, 2025 compared to the same period in 2024 due to the impact of reaching the major ore source of the Ginger pit in March 2025. Approximately 51,000 recoverable ounces with higher grade ore were stacked in Q2 and Q3 2025 compared to approximately 24,000 recoverable ounces stacked in the same periods in 2024. Production was 30% higher in the nine months ended September 30, 2025 compared to the same period in 2024 due to an increase of approximately 34,000 ounces stacked with higher grade ore in 2025 compared to 2024.
Mining unit costs were 20% and 21% higher for the three and nine months ended September 30, 2025, compared to the same periods in 2024, due to higher maintenance costs as Mesquite’s mobile equipment fleet began its planned major overhaul cycle in 2025.
Processing unit costs were 95% and 12% higher for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, due to the impact of a decrease in tonnes stacked in 2025.
General and administration unit costs were 207% and 40% higher for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024 due to the impact of the decrease in tonnes stacked in 2025.
Cash costs per oz sold were 2% lower in the three months ended September 30, 2025 compared to the same period in 2024 due to higher gold sales during the Quarter, and cash costs per oz sold were 7% higher for the nine months ended September 30, 2025 compared to the same period in 2024, due to the impact of an increase in the opening carrying cost of ounces in inventory in 2025 compared to 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
AISC per oz sold was 35% and 39% higher for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, primarily due to the impact of an increase in capitalized stripping in 2025 which is reflected in AISC per oz sold in the period incurred.
Sustaining capital expenditures for the three and nine months ended September 30, 2025 were $14.4 million and $26.9 million, respectively, primarily related to capital stripping which commenced in the Brownie 4 pit. Sustaining capital expenditures for the three and nine months ended September 30, 2024 were nominal during these periods.
Non-sustaining expenditures for the three and nine months ended September 30, 2025 were $0.2 million and $9.0 million, respectively, primarily related to capitalized stripping in the Ginger pit.
Exploration and Development
A step-out drill program at the Ginger target in the western sector of the mine commenced in late Q3 2025, bringing the year-to-date drilled total to 2,534 m. Exploration expenditures at Mesquite for the three and nine months ended September 30, 2025 were $0.2 million and $1.2 million, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
Pan Mine, Nevada, USA
Equinox Gold acquired Pan Mine on June 17, 2025 and sold it on October 1, 2025. Pan is an open pit, heap leach gold mine located southeast of Eureka, Nevada, and has been in continuous production since 2017.
Operating and financial results

		Three months ended	Period from		Nine months ended
Operating data	Unit	September 30 2025	June 17 to 30, 2025 (1)	June 17 to September 30, 2025	September 30, 2025 (2)
Ore mined and stacked on leach pad	kt	1,166	191	1,357	3,541
Waste mined	kt	2,881	364	3,245	8,660
Open pit strip ratio	w:o	2.47	1.90	2.39	2.45
Average gold grade stacked to leach pad	g/t	0.37	0.50	0.38	0.35
Gold produced	oz	10,797	1,080	11,877	26,138
Gold sold	oz	10,746	1,079	11,825	26,086
Financial data
Revenue(4)	M$	37.9	3.6	41.5	N/A
Cash costs(3)	M$	17.1	1.8	18.9	N/A
Reclamation expenses	M$	0.3	0.1	0.4	N/A
Total AISC(3)	M$	17.4	1.9	19.3	N/A
AISC contribution margin(3)	M$	20.5	1.7	22.2	N/A
Non-sustaining expenditures	M$	6.1	1.0	7.1	N/A
Unit analysis
Realized gold price per oz sold	$/oz	3,528	3,323	3,510	N/A
Cash costs per oz sold(3)	$/oz	1,592	1,654	1,597	N/A
AISC per oz sold(3)	$/oz	1,619	1,737	1,629	N/A
Mining cost per tonne mined	$/t	2.69	2.63	2.68	N/A
Processing cost per tonne processed	$/t	4.01	3.79	3.98	N/A
G&A cost per tonne processed	$/t	1.13	1.12	1.13	N/A
(1)Pan was acquired as part of the Calibre Acquisition. As such, comparative figures to previous quarters are not presented.
(2)The operating data presented in this column includes operating results for Pan for the entire nine months ended September 30, 2025, including the period prior to completion of the Calibre Acquisition on June 17, 2025. As Equinox Gold is not entitled to the economic benefits of Pan prior to the Transaction, financial results for the period prior to June 17, 2025 are not provided.
(3)Cash costs, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Revenue is reported net of silver revenue.
Q3 2025 Analysis
Production
Gold production from Pan for the Quarter was 10,797 ounces, and revenue for the Quarter was $37.9 million as 10,746 oz of gold were sold at an average realized price of $3,528 per oz. Cash costs and AISC per oz sold were $1,592 and $1,619, respectively.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

DEVELOPMENT PROJECTS
Valentine Gold Mine, Canada
The Company acquired a 100% interest in Valentine Gold Mine as part of the Calibre Acquisition. It is a multi-million ounce advanced-stage gold development project located in central Newfoundland & Labrador, Canada. Valentine is a conventional crush-grind CIL operation and, based on the 2022 feasibility study, is expected to produce between 175,000 and 200,000 ounces of gold annually for the first 12 years of its 14-year reserve life when operating at design capacity of 2.5 million tonnes per annum (“mtpa”).
Schedule and Initial Project Capital Cost
During Q3 2025, construction of Valentine was substantially completed and first gold was poured on September 14, 2025. Ramp-up to nameplate capacity is expected by the end of Q2 2026. At September 30, 2025, the updated project capital cost estimate totaled approximately C$884 million, with the project capital cost spent totaling C$869 million.
Construction and Commissioning Progress and Ramp Up Readiness
With the majority of construction completed at the end of Q2 2025, construction activities transitioned to system and sub-system completion and commissioning in Q3 2025. This included the completion of electrical cable pulls, terminations and fire protection within the electrical and instrumentation system, and pressure testing of small bore and large bore piping and general punch list management within structural, mechanical and piping. Remaining construction activities during the Quarter focused on close-out of the non-critical to first gold and low priority areas. The commissioning team made significant progress during the Quarter, completing the first gold milestone ahead of the updated schedule, furthering construction walkdowns and pre-operating verification testing, and continuing handover procedures to operations. Commissioning activities focused on achieving the first gold milestone, with testing activities on the gold room, adsorption/desorption/recovery (“ADR”), reagent systems, TSF, and utilities completed. Pre-operating verification and loop checks were completed for major circuits including cyanide, elution, carbon regeneration, electrowinning and intensive leach reactor. Subsystem handovers, control system logic optimization, vendor supported water runs and maintenance were done in parallel to achieve the first gold milestone and transition to operations.
Operations Readiness
During Q3 2025, significant operational milestones were achieved at Valentine, with first ore fed through the process plant in August and first gold pour shortly thereafter in September. Mining activity continued to steadily increase throughout the Quarter, with 5,434 kt mined across the Leprechaun and Berry deposits, of which 445 kt were ore. In addition, stockpiling from the Leprechaun pit continued with additions to low, medium and high-grade stockpiles, totaling 1,087 kt at the end of the Quarter. Total ore processed during the end of the Quarter was 136 kt, at an average grade of 0.77 g/t and recovery of 85.7%. A total of 609 oz were produced, with the related sales occurring subsequent to the end of the Quarter. RC ore control drilling continued at the Marathon, Leprechaun and Berry pits as part of normal mining activities. TSF phase 3 construction progressed during the Quarter, with all foundation liner completed ahead of schedule and continued waste rock supplied by the mining fleet.
Phase 2 Expansion
Technical studies for the phase 2 expansion, which aims to increase process plant throughput to 5.0 million tpa, continue to progress.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

DEVELOPMENT PROJECTS (CONTINUED)
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for expanded operations at Castle Mountain that is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad residual leaching to recover additional gold (the “Castle Expansion”), for total expected production of approximately 3.2 million ounces of gold.
While the Castle Expansion is expected to operate within the existing approved mine boundary, the changes to previously analyzed effects, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (“BLM”)) in March 2022. The Company received the BLM’s Plan completeness determination in Q1 2024. During Q2 2024, the project lead agencies and Equinox Gold awarded the project management for permitting and environmental analysis to SWCA Environmental Consultants (SWCA). Later in 2024, the project lead agencies determined they must complete an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental effects of the Castle Expansion and in compliance with the National Environmental Policy Act (NEPA) and the California Environmental Quality Act (CEQA), respectively.
2025 Update and Outlook
The Company continues to advance optimization work on the Castle Expansion. During Q1 2025, two separate Memoranda of Understanding agreements to prepare the joint EIS/EIR were signed by the Company, the project lead agencies, and the contracted EIS/EIR manager, SWCA. The Company anticipates the EIS/EIR stage of formal environmental analysis to occur throughout 2025 and 2026. In June 2025, the Castle Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination and increase transparency, all of which is expected to reduce permitting timelines and enhance regulatory certainty. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process is expected to be completed in December 2026.
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for an expansion with expected annual average production of 280,000 ounces of gold per year over a 13 year mine life by developing the Bermejal underground deposit and constructing a 10,000 tpd CIL processing plant that would process higher-grade ore and operate concurrently with the existing heap leach facilities.
2025 Update and Outlook
On April 1, 2025, the Company announced the indefinite suspension of operations at Los Filos due to the expiration of the land access agreement with the Carrizalillo community on March 31, 2025, one of the three Los Filos host communities. While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023 on Carrizalillo land, the community has not signed a new land access agreement with the Company which would allow the Company to proceed with the Los Filos expansion. Equinox Gold is respectful of the community's decision and remains open to dialogue.

On June 30, 2025, the Company ratified the signature of new land access agreements with Mezcala and Xochipala, the two other communities near Los Filos. These long-term agreements enable a new mine development project, starting with an exploration program in Q3 and Q4 2025, followed by engineering studies to review alternative locations for the CIL plant. The timing and amount of investment of the development project will be determined considering the results of these studies, the operating stability in the region, receipt of amended environmental permits, market conditions, and the availability and cost of capital.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025
DEVELOPMENT PROJECTS (CONTINUED)

Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2025 Update and Outlook
The Company continues to advance engineering studies and project planning to initiate an underground mine below the Piaba pit. The focus is on optimizing the ventilation and de-watering systems, access for the ore deposit drilling campaign, and pre-construction planning for portals and underground exploration declines. In preparation for the construction of the exploration decline, the slopes above the portal have been reinforced and the pushback in the mine region completed. The construction of the portal and the exploration ramp is scheduled to begin in Q4 2025. To meet the additional power requirements of underground operations, a contract was signed in December 2024 to proceed with repowering of the existing 69 kilovolt power transmission line, which will increase the available power to 18 megawatts (“MW”) by Q2 2026, and also a new power line is expected to be constructed starting in Q3 2026 that will provide additional power totaling 21 MW by January 2028.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold recorded five lost-time injuries during the Quarter. The Company’s LTIFR was 0.61 per million hours worked for both the Quarter and for the year-to-date period ending September 30, 2025. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.83 for the Quarter per million hours worked and 1.71 per million hours worked for the year-to-date period ending September 30, 2025, both below the Company’s 2025 TRIFR target of 2.85 per million hours worked, reflecting continued progress in safety performance.
Environment
The Company’s SEIFR was 0.00 per million hours worked for the year-to-date period ending September 30, 2025, compared to the target of 1.20 per million hours worked for calendar year 2025. During Q3 2025, there were no significant environmental incidents as defined by the Company’s environmental standards.

SUSTAINABILITY
Community Engagement and Development
During the Quarter, the Company continued to implement community investment and engagement programs across all operating regions, focusing on health and safety, education, infrastructure, and social development.
In Canada, the Company supported local communities through sponsorships of organizations and events ranging from health care to sports such as the 2025 Canada Summer Games which took place in August 2025, promoted public safety around mining, engaged with Indigenous groups, and advanced diversity and inclusion initiatives through awareness campaigns and workshops.
At Mesquite Mine in the United States, engagement focused on ongoing consultation with traditional tribes in the area, support for exploration activities, and continuing to build on strong community support through community participation in and contributions to regional education, economic and cultural programs.
At Los Filos in Mexico, the Company launched agricultural and social projects, expanded environmental monitoring, provided technical assistance to farmers, and opened a new Community Liaison Office, while maintaining dialogue with local communities about land use agreements and future mine development.
In Nicaragua, initiatives included road safety education, support for infrastructure, agriculture, health and education programs, and collaborative projects with local authorities to improve water systems and roads.
Across Brazilian operations, the Company prioritized community engagement, education, infrastructure, and social development through partnerships with local governments, support for schools and community events, health and safety initiatives and entrepreneurship programs to drive local economic development.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

SUSTAINABILITY (CONTINUED)
Sustainability Reporting
During the Quarter, Equinox Gold published its Sustainability Report, available in English, Spanish and Portuguese, outlining environmental, social, and governance performance. In September 2025, a Sustainability Overview booklet highlighting key metrics for the Company was also released. Both reports align with Global Reporting Initiative and Sustainability Accounting Standards Board frameworks, with supporting indexes and data tables available online.
The Company has initiated preparations for its 2025 sustainability data collection campaign and completed its submission of the S&P Global Corporate Sustainability Assessment.

CORPORATE
Sale of Nevada Assets
On August 7, 2025, the Company entered into a share purchase agreement with Minera Alamos to sell its 100% interest in the Nevada Assets. The Nevada Assets Sale closed on October 1, 2025. The Nevada Assets include Pan, a producing gold mine, and the Gold Rock and Illipah gold development projects which were acquired by the Company as part of the Calibre Acquisition.
On closing of the Nevada Assets Sale, the Company received the following consideration of $126.2 million, comprised of:
•$88.4 million in cash;
•$8.6 million in a promissory note receivable; and
•96.8 million common shares of Minera Alamos, representing 9.15% of the issued and outstanding common shares of Minera Alamos.
The fair value of the Minera Alamos common shares received of $29.2 million was determined based on Minera Alamos’ quoted common share price of C$0.42 ($0.30) per share on the closing date of the Nevada Assets Sale. Pursuant to the share purchase agreement, the cash consideration is subject to a customary post-closing working capital adjustment.
At September 30, 2025, the Nevada Assets were classified as held for sale.
Credit Facility
On July 31, 2025, the Company amended the Revolving Facility and the Term Loan (collectively referred to as the “Credit Facility”) to increase the Revolving Facility from $700.0 million to $850.0 million and extend its maturity date from July 28, 2026 to July 31, 2029. The Term Loan maturity date was also extended from May 13, 2027 to July 31, 2029. Under the amended agreement, quarterly repayments of the Term Loan will commence on July 31, 2026 equal to 7.5% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The limit under the accordion feature increased from $100.0 million to $150.0 million prior to the full repayment and cancellation of the Term Loan, and to $350.0 million thereafter. Interest rate margins applicable to amounts drawn under the Credit Facility were reduced from a range of 2.50% to 4.50%, based on the Company’s total net leverage ratio, to a range of 1.875% to 3.125%. Additionally, the credit spread adjustment previously ranging from 0.10% to 0.25%, based on the interest period, was set at 0.10% for all interest periods. Furthermore, certain of the financial covenants were amended, including a reduction in the interest coverage ratio and removal of both the minimum liquidity and minimum tangible net worth requirements.
The amendment to the Credit Facility was accounted for as a non-substantial modification. On modification, the Company recognized a modification gain of $13.0 million in other expense to reflect the adjusted amortized cost of the Credit Facility.
Conversion of 2020 Convertible Notes
In August 2025, the 2020 Convertible Notes were fully converted into common shares of the Company. The Company issued 21.4 million common shares on conversion of the 2020 Convertible Notes and reclassified the carrying amount of the financial liability of $139.3 million and conversion option of $10.1 million that was previously included in reserves to share capital.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

FINANCIAL RESULTS
Net income for Q3 2025 was $85.6 million (Q3 2024 - $0.3 million) and for the nine months ended September 30, 2025 was $33.9 million (nine months ended September 30, 2024 - $311.0 million).
The higher net income in Q3 2025 compared to Q3 2024 is primarily due to the ramp up of Greenstone’s operations following reaching commercial production in November 2024, the contribution from the Nicaragua Operations and Pan following the close of the Calibre Transaction in June 2025, and higher realized gold price.
The lower net income for the nine months ended September 30, 2025 compared to the same period in 2024 is primarily due to a decrease in other income, driven by the impact of remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, and increases in finance expense and care and maintenance expense at Los Filos in 2025. These variances were partially offset by higher income from mine operations due to the same factors mentioned for Q3 2025 compared to Q3 2024 and favourable changes in the fair value of foreign exchange contracts.
Selected financial results for the three months and nine months ended September 30, 2025 and 2024

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue	$819.0	$428.4	$1,721.4	$939.1
Cost of sales
Operating expense	(371.9)	(268.3)	(894.2)	(656.2)
Depreciation and depletion	(167.0)	(58.7)	(353.6)	(149.0)
Income from mine operations	280.1	101.4	473.6	133.9
Care and maintenance expense	(27.7)	—	(72.9)	—
Exploration and evaluation expense	(11.7)	(3.8)	(17.3)	(8.9)
General and administration expense	(35.6)	(13.4)	(78.8)	(40.2)
Income from operations	205.2	84.2	304.5	84.8
Finance expense	(50.9)	(19.7)	(144.5)	(57.8)
Finance income	3.2	2.0	7.8	6.3
Other income (expense)	(42.5)	(29.6)	(68.3)	520.6
Net income (loss) before taxes	115.0	36.8	99.4	553.9
Income tax recovery (expense)	(29.4)	(36.5)	(65.5)	(242.9)
Net income	$85.6	$0.3	$33.9	$311.0
Net income per share attributable to Equinox Gold shareholders
Basic	$0.11	$—	$0.06	$0.81
Diluted	$0.11	$—	$0.06	$0.69

Revenue
Revenue for Q3 2025 was $819.0 million (Q3 2024 - $428.4 million) on sales of 239,311 ounces of gold (Q3 2024 - 173,973 ounces). Revenue increased by 91% in Q3 2025 compared to Q3 2024 primarily due to a 38% increase in the average realized gold price per ounce sold and a 38% increase in gold ounces sold.
Revenue for the nine months ended September 30, 2025 was $1,721.4 million (nine months ended September 30, 2024 - $939.1 million) on sales of 536,169 ounces of gold (nine months ended September 30, 2024 - 405,901 ounces). Revenue increased by 83% for the nine months ended September 30, 2025 compared to the same period in 2024 due to a 38% increase in the average realized gold price per ounce sold and a 32% increase in gold ounces sold.
Gold ounces sold for the three and nine months ended September 30, 2025 were higher compared to the same periods in the prior year, primarily due to increased contribution of 71,435 gold ounces sold from Nicaragua Operations following the Calibre Acquisition, higher production at Greenstone as its ramp up continues after it had its first gold pour on May 22, 2024, higher production at Mesquite with higher recoverable ounces placed in Q2 2025 and Q3 2025 from the Ginger Pit, offset partially by a reduction in Los Filos ounces which was not in operation in Q3 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

FINANCIAL RESULTS (CONTINUED)
Operating Expense
Operating expense in Q3 2025 was $371.9 million (Q3 2024 - $268.3 million) and for the nine months ended September 30, 2025 was $894.2 million (nine months ended September 30, 2024 - $656.2 million). Operating expense in Q3 2025 increased 39% compared to Q3 2024 primarily due to additions related to Nicaragua Operations and Pan following the Calibre Acquisition, Greenstone following reaching commercial production in late 2024 and higher operating expense at Mesquite driven by an increase in production, as described above, offset partially by lower operating expense at Los Filos which was not in operation in Q3 2025. For the nine months ended September 30, 2025, operating costs increased by 36% primarily due to additions related to Nicaragua Operations and Pan following the Calibre Acquisition and also due to the impact of Greenstone reaching commercial production in late 2024.
Depreciation and Depletion
Depreciation and depletion in Q3 2025 was $167.0 million (Q3 2024 - $58.7 million) and for the nine months ended September 30, 2025 was $353.6 million (nine months ended September 30, 2024 - $149.0 million). The increase for the three and nine months ended September 30, 2025 compared to the same periods in 2024 was primarily due to the contribution of depreciation and depletion related to Nicaragua Operations and Pan following the Calibre Acquisition and Greenstone after reaching commercial production in late 2024.
Care and Maintenance Expense
Care and maintenance expense in Q3 2025 was $27.7 million and for the nine months ended September 30, 2025 was $78.8 million, primarily related to the impact of the suspension of operations and development activities at Los Filos as layoffs and activities related to preparations for suspension commenced in January 2025 and continued once the suspension of operations was announced on April 1, 2025.
General and Administration
General and administration expense in Q3 2025 was $35.6 million (Q3 2024 - $13.4 million) and for the nine months ended September 30, 2025 was $78.8 million (nine months ended September 30, 2024 - $40.2 million). The increase for the three and nine months ended September 30, 2025 compared to the same periods in 2024 was primarily due to costs associated with the Calibre Acquisition, including an increase in corporate office personnel, and higher share-based compensation as a result of higher share price.
Finance Expense
Finance expense in Q3 2025 was $50.9 million (Q3 2024 - $19.7 million) and for the nine months ended September 30, 2025 was $144.5 million (nine months ended September 30, 2024 - $57.8 million). The increase for the three and nine months ended September 30, 2025 compared to the same periods in 2024 was primarily due to the cessation of capitalizing interest at Greenstone following commercial production in November 2024.
Other Income (Expense)
Other expense for Q3 2025 was $42.5 million (Q3 2024 - other expense of $29.6 million) and for the nine months ended September 30, 2025 was other expense of $68.3 million (nine months ended September 30, 2024 - other income of $520.6 million. The following table summarizes the significant components of other income (expense):

	Three months ended		Nine months ended
$’s in millions	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Change in fair value of foreign exchange contracts	$7.4	$3.6	$69.3	$(19.9)
Change in fair value of gold contracts	(23.4)	(25.2)	(67.5)	(45.4)
Change in fair value of Greenstone Contingent Consideration	(16.4)	(9.9)	(37.5)	(22.7)
Change in fair value of 2025 Convertible Notes conversion option	(18.8)	—	(18.8)	—
Foreign exchange (loss) gain	2.5	(1.4)	(17.4)	7.0
Gain on remeasurement of previously held interest in Greenstone	—	—	—	579.8
Gain on reclassification of investment in Versamet	—	—	—	5.6
Gain on modification of debt	13.0	—	13.0	5.4
Other (expense) income	$(6.8)	$3.3	$(9.5)	$10.8
Total other (expense) income	$(42.5)	$(29.6)	$(68.3)	$520.6

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

FINANCIAL RESULTS (CONTINUED)
The change in fair value of foreign exchange contracts for Q3 2025 was a gain of $7.4 million (Q3 2024 - gain of $3.6 million) and for the nine months ended September 30, 2025 was a gain of $69.3 million (nine months ended September 30, 2024 - loss of $19.9 million). The gains recognized in the three and nine months ended September 30, 2025 were primarily due to the impact of strengthening of the BRL, MXP and CAD relative to the USD compared to the same periods in 2024. The loss recognized for the nine months ended September 30, 2024 was primarily due to the impact of the weakening of the BRL, MXP and CAD relative to the USD compared to the same period in 2023.
The change in fair value of gold contracts for Q3 2025 was a loss of $23.4 million (Q3 2024 - loss of $25.2 million) and for the nine months ended September 30, 2025 was a loss of $67.5 million (nine months ended September 30, 2024 - loss of $45.4 million). The losses recognized for the three and nine months ended September 30, 2025 related to gold collar contracts entered into during 2023 and 2024. The changes in fair value of gold contracts in both 2024 and 2025 were driven by increases in the forward gold price relative to the gold contract strike price.
The change in the fair value of Greenstone contingent consideration derivative liability assumed on acquisition of Greenstone (“Greenstone Contingent Consideration”) for Q3 2025 was a loss of $16.4 million (Q3 2024 - loss of $9.9 million). The loss in Q3 2025 was higher than Q3 2024 due to the impact of a larger increase in the average forward gold price in Q3 2025 compared to Q3 2024.
The change in the fair value of Greenstone Contingent Consideration for the nine months ended September 30, 2025 was a loss of $37.5 million (nine months ended September 30, 2024 - loss of $22.7 million). The loss in the nine months ended September 30, 2025 was higher than the same period in 2024 due to the impact of the increase in the number of ounces to be delivered as a result of the acquisition of the remaining 40% interest in Greenstone in May 2024 and a larger increase in the average forward gold price in Q3 2025 compared to Q3 2024.
The gain on modification of debt for Q3 2025 relates to the modification of the Credit Facility. Refer to the Corporate section of this document for details of the amendment.
Income Tax Expense
In Q3 2025, the Company recognized a tax expense of $29.4 million (Q3 2024 - $36.5 million) and for the nine months ended September 30, 2025, the Company recognized a tax expense of $65.5 million (nine months ended September 30, 2024 - $242.9 million).
The tax expense for the three and nine months ended September 30, 2025 was primarily due to the profitable operations in Brazil and Nicaragua. Additionally, the tax expense for the nine months ended September 30, 2025 includes an accrual related to an audit adjustment in Mexico. These expenses were partially offset by the tax recovery driven by foreign exchange in connection with the strengthening of BRL and MXN, and the impact from the amortization of fair value adjustments on the mining properties and inventory acquired through the Calibre Acquisition.

The tax expense for the three and nine months ended September 30, 2024 was mainly driven by the remeasurement of the Company’s share of Greenstone’s assets and liabilities held immediately before the business combination to their acquisition-date fair values. Additional contributing factors include profitable operations in Brazil and Mexico, as well as the weakening of the BRL and MXN, which affected the tax bases denominated in those currencies.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2025:

$ amounts in millions, except per share amounts	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenue	$819.0	$478.6	$423.7	$575.0
Cost of sales
Operating expense	(371.9)	(229.7)	(292.6)	(333.4)
Depreciation and depletion	(167.0)	(89.2)	(97.4)	(71.5)
Income from mine operations	280.1	159.8	33.7	170.1
Care and maintenance expense	(27.7)	(35.3)	(9.9)	(0.6)
Exploration and evaluation expense	(11.7)	(3.8)	(1.8)	(3.6)
General and administration expense	(35.6)	(25.6)	(17.7)	(12.8)
Income (loss) from operations	205.2	95.1	4.3	153.1
Finance expense	(50.9)	(45.3)	(48.3)	(37.6)
Finance income	3.2	2.5	2.1	1.8
Share of net income in associate	—	—	—	—
Other income (expense)	(42.5)	(3.0)	(22.9)	(41.1)
Net income (loss) before taxes	115.0	49.3	(64.9)	76.2
Income tax expense	(29.4)	(25.5)	(10.6)	(47.9)
Net income (loss)	$85.6	$23.8	$(75.5)	$28.3
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.11	$0.05	$(0.17)	$0.06
Diluted	$0.11	$0.05	$(0.17)	$0.06

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenue	$428.4	$269.4	$241.3	$297.8
Cost of sales
Operating expense	(268.3)	(204.0)	(183.8)	(198.2)
Depreciation and depletion	(58.7)	(44.2)	(46.2)	(61.0)
Income from mine operations	101.4	21.2	11.4	38.6
Care and maintenance expense	—	—	—	—
Exploration and evaluation expense	(3.8)	(2.7)	(2.5)	(3.3)
General and administration expense	(13.4)	(12.7)	(14.1)	(10.0)
Income from operations	84.2	5.9	(5.3)	25.3
Finance expense	(19.7)	(20.7)	(17.4)	(17.9)
Finance income	2.0	2.4	2.0	2.4
Share of net income (loss) in associate	—	0.3	0.4	(0.4)
Other income (expense)	(29.6)	563.4	(13.9)	(1.0)
Net income (loss) before taxes	36.8	551.3	(34.2)	8.3
Income tax recovery (expense)	(36.5)	(197.9)	(8.5)	(4.5)
Net income	$0.3	$353.5	$(42.8)	$3.9
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$—	$0.90	$(0.13)	$0.01
Diluted	$—	$0.76	$(0.13)	$0.01

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2025, the Company had financial, operating, and capital commitments of $942.3 million that require settlement within the next 12 months. At September 30, 2025, the Company had cash and cash equivalents of $348.5 million. During the Quarter, the Company amended the Credit Facility to increase the Revolving Facility from $700.0 million to $850.0 million and extend its maturity date from July 28, 2026 to July 31, 2029. The Term Loan maturity date was also extended from May 13, 2027 to July 31, 2029. Under the amended agreement, quarterly repayments of the Term Loan will commence on July 31, 2026 equal to 7.5% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The limit under the accordion feature was increased from $100.0 million to $150.0 million prior to the full repayment and cancellation of the Term Loan, and to $350.0 million thereafter. At September 30, 2025, $169.6 million of the $850 million Revolving Facility remained undrawn. On October 31, 2025, the Company repaid $25.0 million of the outstanding principal under the Revolving Facility. Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at September 30, 2025 were $348.5 million (December 31, 2024 - $239.3 million) and working capital was $88.6 million (December 31, 2024 - working capital $95.0 million). The significant components of working capital are described below.
Current inventories at September 30, 2025 were $541.0 million (December 31, 2024 - $417.5 million). The increase was mainly due to current inventories recognized as a result of the Calibre Acquisition, including the related fair value adjustment on inventory, partially offset by the impact of the reclassification of the carrying value of inventories at Los Filos from current inventories to other non-current assets as a result of the indefinite suspension of operations.
Trade and other receivables at September 30, 2025 were $133.9 million (December 31, 2024 - $70.0 million). The following table summarizes the significant components of trade and other receivables:

	September 30, 2025	December 31, 2024
Trade receivables	$37,288	$3,943
VAT receivables	65,166	41,808
Income taxes receivable	9,181	5,275
Other receivables	22,275	19,009
	$133,910	$70,035
Current liabilities were $1,204.5 million at September 30, 2025 compared to $689.1 million at December 31, 2024. The increase was mainly due to current liabilities assumed in connection with the acquisition with Calibre of $380.9 million. These current liabilities assumed on the acquisition with Calibre include: accounts payable and accrued liabilities of $146.0 million, the current portion of loans and borrowings of $68.5 million relating to the current portion of the Sprott Loan and 2025 Convertible Notes, deferred revenue of $40.9 million relating to a gold prepay arrangement and income tax payable of $78.0 million, and current lease liabilities of approximately $4.3 million. The overall increase was also impacted by an increase in the current portion of the reclamation obligation at Los Filos following the indefinite suspension of operations and reclassifications from non-current deferred revenue for deliveries in 2025 related to the gold sale and prepay arrangements.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash Flow
Cash provided by operating activities for the three and nine months ended September 30, 2025 was $240.8 million and $428.2 million, respectively (three and nine months ended September 30, 2024 - $139.5 million and $124.3 million). The increase in cash provided by operating activities for the three and nine months ended September 30, 2025 compared to the same period in 2024 was primarily due to higher income from mine operations, primarily due to the contribution from Greenstone, a full quarter of contribution from the Nicaragua Operations and higher realized gold prices.
Cash used in investing activities for the three months ended September 30, 2025 was $234.6 million (three months ended September 30, 2024 - cash used - $125.9 million). The increase in cash used in investing activities compared to the same period in the prior year was primarily due to an increase in expenditures on mineral properties, plant and equipment related to capital spending for the construction of the Valentine Mine during Q3 2025.
Cash used in investing activities for the nine months ended September 30, 2025 was $271.1 million (nine months ended September 30, 2024 - $980.1 million). The decrease in cash used in investing activities for the nine months ended September 30, 2025 compared to the same period in 2024 is due to $704.1 million paid as partial consideration to acquire the remaining 40% interest in Greenstone in 2024 and the addition of $193.1 million of the acquisition-date cash balance of Calibre on June 17, 2025, partially offset by capital spending for the construction of the Valentine Mine, proceeds received of $48.0 million related to the sale of the Company’s remaining investment in i-80 Gold in Q2 2024, and $40.0 million invested in Calibre convertible notes in Q1 2025.
Financing activities for the three and nine months ended September 30, 2025 used cash of $53.0 million and $39.9 million, respectively (three and nine months ended September 30, 2024 - used cash of $13.7 million and provided cash of $833.8 million, respectively). The increase in cash used in financing activities for the three months ended September 30, 2025 compared to the same period in 2024 was primarily due to proceeds received from Greenstone’s equipment financing facility in 2024. The increase in cash used in financing activities is also due to cash received in Q2 2024 through a $60.0 million draw on the Company’s revolving facility and $500.0 million received in connection with the term loan and net proceeds received from the issuance of shares for the nine months ended September 30, 2024 of $335.6 million. These decreases were offset partially by the impact of draws of $85.0 million for the nine months ended September 30, 2025, on the Company’s revolving facility.
Corporate Investments
At September 30, 2025, the Company’s corporate investments included the following:
•11.6 million shares of Versamet Royalties Corporation (“Versamet”) (TSX-V: VMET), representing approximately 12.4% of Versamet on a basic basis
•38.3 million shares of Bear Creek Mining Corporation (“Bear Creek”) (TSX-V: BCM), representing approximately 13.1% of Bear Creek on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 784,776,377 shares issued and outstanding, 8,330,456 shares issuable under stock options and 4,885,789 shares issuable under restricted share units. The Company also has 31,528,069 shares potentially issuable on conversion of Convertible Notes and 4,278,060 shares issuable under share purchase warrants. The fully diluted outstanding share count at the date of this MD&A is 833,798,751.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at September 30, 2025:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$359,897	$—	$—	$—	$—	$—	$359,897
Loans and borrowings(1)(2)	242,027	323,757	388,678	1,064,554	36,507	—	2,055,523
Derivative liabilities	53,844	96	—	—	—	—	53,940
Lease liabilities(2)	45,658	30,684	20,777	14,194	6,508	17,766	135,587
Other financial liabilities(1)(2)	53,331	53,915	52,943	44,148	31,151	4,362	239,850
Reclamation and closure costs(2)	29,661	29,125	29,230	28,476	17,077	220,116	353,685
Purchase commitments(2)	156,593	17,053	8,706	6,800	6,582	24,082	219,816
Other operating commitments(2)	1,256	3,225	3,225	3,225	3,225	51,227	65,383
Total	$942,267	$457,855	$503,559	$1,161,397	$101,050	$317,553	$3,483,681
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
Contingencies
The Company is a defendant in various lawsuits, and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits, and legal and other actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At September 30, 2025, the Company recognized a provision of $10.9 million (December 31, 2024 – $6.4 million) for legal, environmental and other matters which is included in other non-current liabilities.
Tax
The Company’s Nicaraguan subsidiaries have previously credited paid mining taxes against income taxes based on its interpretation of relevant tax legislation. The Nicaraguan tax authority has advised that it would not apply mining taxes paid by such subsidiaries for the years 2019 to 2024 against income taxes for these years. As at September 30, 2025, a total amount of $38.4 million, which includes $11.3 million of interest and penalties, is being claimed by the tax authority. In September 2025, the Nicaragua Customs and Administrative Tax Tribunal, who is responsible for hearing appeals against decisions by the tax authority, issued a ruling in favour of the tax authority. The fair value of the obligation of $37.4 million in respect of this matter as at the date of the Calibre Acquisition was included as part of the liabilities assumed by the Company. The Company can take legal recourse to seek a remedy or engage in settlement discussions with the tax authority. Any change in the probable amount of cash flow required to settle the claim will be recognized as an adjustment to the provision in the period in which the change occurs.
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale of the Mercedes Mine included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. As a final assessment has not been issued to Bear Creek by the Mexican tax authority, the Company determined it did not have a present obligation under the tax indemnity at September 30, 2025. Accordingly, no amount has been recognized as a provision in relation to this matter at September 30, 2025. The amount and timing of any final assessment in the audit is uncertain and may be appealed.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

COMMITMENTS AND CONTINGENCIES ( CONTINUED)
The Company is subject to a tax audit by the Servicio de Administración Tributaria (“SAT”) in Mexico for the 2017 tax year for Los Filos. The primary matter under review relates to a $206.0 million deduction claimed for inventory impairment. The amount and timing of an assessment remain uncertain and could be material to the Company’s financial position. In the event of an unfavourable assessment, the Company intends to vigorously pursue all available administrative appeals and, if necessary, judicial remedies, which could extend the resolution process over several years. As the likelihood that the Company will incur a cash outflow in respect of this matter is not considered probable at this time, no amount has been recognized as a provision in relation to this matter at September 30, 2025.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. Public civil actions have been filed against the Company in the State and Federal courts claiming various damages because of the rain event, and criminal proceedings have been filed against the Company by the Federal public prosecutor. The Company and its advisors believe the public civil actions and criminal proceedings are without merit and it is not probable that a cash outflow for these matters will occur. Accordingly, no amount has been recognized in relation to the public civil actions and criminal proceedings.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q3 2025.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating expenses	371.9	229.7	268.3	894.2	656.2
Silver revenue	(6.0)	(1.3)	(0.4)	(7.9)	(1.7)
Fair value adjustment on acquired inventories	(24.3)	1.4	(3.1)	(26.5)	(15.7)
Non-recurring charges recognized in operating expenses(1)	—	(10.7)	—	(36.8)	—
Pre-commercial production and development stage operating expenses (2)	(5.0)	(6.0)	(43.0)	(17.0)	(50.5)
Total cash costs	$336.6	$213.1	$221.8	$806.0	$588.2
Sustaining capital	84.9	62.1	30.9	184.4	95.9
Sustaining lease payments	3.6	2.9	1.6	8.4	6.3
Reclamation expense	6.5	6.0	3.0	16.2	8.5
Sustaining exploration expense	—	—	0.2	—	0.7
Pre-commercial production and development stage sustaining expenditures(2)	(1.4)	(1.7)	(0.4)	(3.2)	(0.5)
Total AISC	$430.3	$282.5	$257.2	$1,011.9	$699.1
Gold oz sold	239,311	148,938	173,973	536,169	405,901
Gold oz sold from entities during pre-commercial production and development stages(2)	(4,527)	(4,713)	(45,028)	(12,462)	(55,386)
Adjusted gold oz sold	234,784	144,225	128,945	523,707	350,515
Cash costs per gold oz sold	1,434	$1,478	$1,720	1,539	$1,678
AISC per oz sold	$1,833	$1,959	$1,994	$1,932	$1,994
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Greenstone results for the period prior to November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Consolidated cash cost per oz sold and AISC per oz sold include results from Pan and Nicaragua Operations (Limon and Libertad) from the date of the Calibre Acquisition of June 17, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at an operating mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Capital additions to mineral properties, plant and equipment(1)	$266.9	$118.2	$146.9	$477.8	$420.4
Less: Non-sustaining capital at operating sites	(50.1)	(17.9)	(14.8)	(109.1)	(29.5)
Less: Non-sustaining capital for pre-commercial production and development stages(3)	(98.4)	(16.2)	(92.1)	(116.2)	(248.9)
Less: Other non-cash additions(2)	(33.6)	(22.0)	(9.1)	(67.9)	(46.1)
Sustaining capital - consolidated	$84.9	$62.1	$30.9	$184.4	$95.9
Add: Sustaining lease payments	3.6	2.9	1.6	8.4	6.3
Add: Sustaining reclamation expense	6.5	6.0	3.0	16.2	8.5
Add: Sustaining exploration expense	—	—	0.2	—	0.7
Less: Sustaining expenditures for entities in pre-commercial production and development stages(3)	(1.4)	(1.7)	(0.4)	(3.2)	(0.5)
Sustaining expenditures - operating mine sites	$93.7	$69.4	$35.3	205.9	110.8
(1)Per note 8 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 31, 2024 when residual leaching commenced, Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025, Greenstone for the period prior to November 6, 2024 when the mine reached commercial production and Valentine as the mine has not yet achieved commercial production.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Operating cash flow before non-cash changes in working capital	$322.1	$126.0	$130.1	$521.4	$217.5
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	26.5	5.9
Non-recurring charges recognized in operating expenses(1)	—	10.7	—	36.8	—
Operating cash flow (generated) used by non-mine site activity(2)	106.9	106.9	(38.5)	253.7	(19.1)
Cash flow from operating mine sites	$453.3	$242.1	$94.7	$838.4	$204.3

Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	$266.9	118.2	146.9	$477.8	420.4
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(131.8)	(38.2)	(101.2)	(184.0)	(295.0)
	135.1	80.0	45.7	293.8	125.4

Less: Lease payments related to non-sustaining capital items	5.1	5.4	3.0	15.3	16.3
Less: Non-sustaining exploration expense	8.9	2.1	2.1	12.8	5.4
Total mine-site free cash flow before changes in non-cash working capital	$304.3	$154.5	$43.9	$516.5	$57.2
(Increase) decrease in non-cash working capital	$(81.3)	$23.9	$9.4	$(93.2)	$(98.6)
Total mine site free cash flow after changes in non-cash working capital	$223.0	$178.4	$53.3	$423.3	$(41.4)
(1)Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 includes a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in pre-commercial production and development stage, including Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos when the Company suspended operations on April 1, 2025, Greenstone for the period prior to November 6, 2024 when the mine reached commercial production and Valentine as the mine has not yet achieved commercial production.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)

AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, non-cash share-based compensation expense, and the amortization of fair value adjustments on acquired inventory. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
Commencing Q3 2025, the Company’s calculation of adjusted EBITDA has been adjusted to exclude the impact of amortization of fair value adjustments on inventory acquired in a business combination as the Company does not believe these amounts are reflective of the Company’s core operating performance. The calculation for Adjusted EBITDA for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Nine months ended
$’s in millions	September 30, 2025	June 30, 2025	September 30, 2024		September 30, 2025	September 30, 2024
Revenue	$819.0	$478.6	$428.4		$1,721.4	$939.1
Less: silver revenue	(6.0)	(1.3)	(0.4)		(7.9)	(1.7)
Less: AISC	(430.3)	(282.5)	(257.2)		(1,011.9)	(699.1)
Less: revenue from entities during pre-commercial production and development stages(1)	$(15.3)	$(14.4)	$(109.5)		$(39.0)	$(133.5)
AISC contribution margin	$367.4	$180.4	$61.3		$662.6	$104.9
Gold ounces sold	239,311	148,938	173,973		536,169	405,901
Less: gold oz sold from entities during pre-commercial production and development stages(1)	(4,527)	(4,713)	(45,028)		(12,462)	(55,386)
Adjusted gold ounces sold	234,784	144,225	128,945	—	523,707	350,515
AISC contribution margin per oz sold	$1,565	$1,251	$475		$1,265	$299
(1)AISC contribution margin excludes Castle Mountain effective from August 31, 2024 when the Company began reporting it as a development project when residual leaching commenced; Los Filos from April 1, 2025 when the Company suspended operations; and Greenstone for the period prior to November 6, 2024 when the mine reached commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(2)AISC contribution margin include results from Pan and Nicaragua Operations (Limon and Libertad) from the date of Calibre Acquisition of June 17, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income (loss)	$85.6	23.8	0.3	$33.9	311.0
Income tax expense	29.4	25.5	36.5	65.5	242.9
Depreciation and depletion	172.5	95.6	59.3	365.7	150.1
Finance expense	50.9	45.3	19.7	144.5	57.8
Finance income	(3.2)	(2.5)	(2.0)	(7.8)	(6.3)
EBITDA	$335.1	$187.8	$113.8	$601.9	$755.5
Non-cash share-based compensation expense	6.5	4.5	2.4	13.9	7.6
Unrealized (gain) loss on gold contracts	16.5	(10.6)	18.0	32.9	28.4
Unrealized (gain) loss on foreign exchange contracts	(3.3)	(30.2)	(4.4)	(67.8)	33.2
Unrealized foreign exchange (gain) loss	(1.9)	11.7	4.9	15.9	(8.1)
Change in fair value of Greenstone Contingent Consideration	16.4	6.1	9.9	37.5	22.7
Change in fair value of 2025 Convertible Notes conversion option	18.8	—	—	18.8	—
Gain on modification of debt	(13.0)	—	—	(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	—	—	—	—	(579.8)
Other (income) expense	7.3	2.6	(2.8)	11.0	(15.0)
Transaction-related costs	13.0	9.0	—	25.3	0.8
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	26.5	15.7
Non-recurring charges recognized in operating expense(1)	—	11.7	—	40.2	—
Non-recurring charges recognized in care and maintenance expense	$0.2	8.0	—	$17.6	—
Adjusted EBITDA	$420.0	$199.1	$145.0	$760.5	$255.6
(1)Non-recurring charges recognized in operating expenses for the nine months ended September 30, 20205 includes a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, non-cash share-based compensation expense, and the amortization of fair value adjustments on acquired inventory. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
Commencing Q3 2025, the Company’s calculation of adjusted net income has been adjusted to exclude the impact of amortization of fair value adjustments on inventory acquired in a business combination as the Company does not believe these amounts are reflective of the Company’s core operating performance. The calculation for adjusted net income for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported. The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended				Nine months ended
$’s and shares in millions	September 30, 2025	June 30, 2025	September 30, 2024		September 30, 2025	September 30, 2024
Net income (loss) attributable to Equinox Gold shareholders	$85.6	$23.8	$0.3		$33.9	$311.0
Add (deduct):
Non-cash share-based compensation expense	6.5	4.5	2.4		13.9	7.6
Unrealized (gain) loss on gold contracts	16.5	(10.6)	18.0		32.9	28.4
Unrealized (gain) loss on foreign exchange contracts	(3.3)	(30.2)	(4.4)		(67.8)	33.2
Unrealized foreign exchange (gain) loss	(1.9)	11.7	4.9		15.9	(8.1)
Change in fair value of Greenstone Contingent Consideration	16.4	6.1	9.9		37.5	22.7
Change in fair value of 2025 Convertible Notes conversion option	18.8	—	—		18.8	—
Gain on modification of debt	(13.0)	—	—		(13.0)	(5.4)
Gain on remeasurement of previously held interest in Greenstone	—	—	—		—	(579.8)
Transaction-related costs	13.0	9.0	—		26.1	0.8
Fair value adjustments on acquired inventories	24.3	(1.4)	3.1	—	26.5	15.7
Non-recurring charges recognized in operating expense(1)	—	11.7	—		40.2	—
Non-recurring charges recognized in care and maintenance expense	0.2	8.0	—		17.6	—
Other (income) expense	7.3	2.6	(2.8)		11.0	(15.0)
Non-recurring charge recognized in tax expense	1.2	24.5	—		25.6	—
Income tax impact related to above adjustments	(7.5)	5.8	(0.6)		(15.9)	181.5
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(16.8)	(10.2)	9.6		(33.6)	34.8
Adjusted net income (loss)	$147.4	$55.2	$40.5		$169.6	$27.5
Basic weighted average shares outstanding	771.3	499.4	428.5		576.6	381.8
Diluted weighted average shares outstanding	781.9	506.1	434.5		583.6	461.7
Adjusted income (loss) per share - basic ($/share)	$0.19	$0.11	$0.09		$0.29	$0.07
Adjusted income (loss) per share - diluted ($/share)	$0.19	$0.11	$0.09		$0.29	$0.06
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

NON-IFRS MEASURES (CONTINUED)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	September 30, 2025	June 30, 2025	September 30, 2024
Current portion of loans and borrowings	$144.3	$220.3	$273.8
Non-current portion of loans and borrowings	1,482.4	1,560.0	$1,208.7
Total debt	1,626.7	1,780.3	$1,482.5
Less: Cash and cash equivalents (unrestricted)	(348.5)	(406.7)	$(167.8)
Net debt	$1,278.2	$1,373.7	$1,314.7

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024. Except as disclosed in note 2(d) of the Company’s condensed consolidated interim financial statements for the nine months September 30, 2025, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
Critical Accounting Estimates and Judgments
In preparing the Company’s condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended September 30, 2025, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
On June 17, 2025, the Company completed the Calibre Acquisition. As permitted under Section 3.3(1)(b) of National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows for an issuer to limit the design of Internal Controls over Financial Reporting and Disclosure Controls and Procedures to exclude a business that the issuer acquired not more than 365 days before the end of September 30, 2025, the Company has excluded the internal controls of Calibre’s entities from its assessment of the effectiveness of internal control over financial reporting for the three months ended September 30, 2025. The Company is in the process of integrating Calibre’s operations and internal control framework and expects to include Calibre’s entities in the scope of its internal control assessments in future reporting periods.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2025

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity and anticipated production and cost guidance; potential future mining opportunities around Valentine and anticipated Castle Mountain Phase 2, receipt of required approvals and permits and effectiveness of the FAST-41 designation; the Company’s ability to improve cash flow and reduce debt.
Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.
Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; timely execution of the Aurizona expansion and Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.
Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors in in the Company’s MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section “Risk Factors” in Calibre Mining’s MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.